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[INNOVEDA LOGO]

                                                                  EXHIBIT (a)(8)

                                          April 30, 2002

Dear Stockholder:

     We are pleased to report that on April 23, 2002, Innoveda, Inc. entered into a Merger Agreement with Mentor Graphics Corporation and Indiana Merger Corporation, a wholly-owned subsidiary of Mentor Graphics Corporation, that provides for the acquisition of Innoveda at a price of $3.95 per share in cash. Under the terms of the proposed transaction, Indiana Merger Corporation has commenced a tender offer today for all of the outstanding shares of Innoveda Common Stock at $3.95 per share. Following the completion of the tender offer, Indiana Merger Corporation will be merged with and into Innoveda and all shares not purchased in the tender offer (other than those owned by Innoveda, Mentor Graphics Corporation or Indiana Merger Corporation or by holders who have perfected their appraisal rights) will be converted into the right to receive $3.95 per share in cash in the merger.

     Your Board of Directors, at a meeting duly called and held on April 23, 2002, by unanimous vote of all directors present at the meeting: (i) approved the Merger Agreement and the Offer at $3.95 per share, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Innoveda and its stockholders, and (iii) recommended that stockholders accept the Offer and tender their shares to Indiana Merger Corporation. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Among other things, these factors include the opinion of Robertson Stephens, Inc., financial advisor to Innoveda, that, as of the date of the opinion and subject to the assumptions, conditions and qualifications set forth in the written opinion, the cash consideration to be received by the stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

     Accompanying this letter is a copy of Innoveda's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Indiana Merger Corporation's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. If you have questions about the Offer you may call MacKenzie Partners, Inc., Mentor Graphics' information agent for the Offer, at its address and telephone number set forth on the back cover of the Offer to Purchase.

     The directors and management of Innoveda thank you for the support you have given Innoveda.

                                          On behalf of the Board of Directors,

                                          Sincerely,

                                          -s- William J. Herman

                                          William J. Herman
                                          Chief Executive Officer and
                                          Chairman of the Board

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